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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                               JOHN JOSEPH GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 30, 2002
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 337908 20 6                 13D                            Page 2 of 4

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1.       Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         John Joseph Gorman
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [X]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions):                               PF

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                      [ ]

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6.       Citizenship or Place of Organization:  United States

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Number of Shares        7.      Sole Voting Power                 1,150,733(1)
Beneficially
Owned by Each           8.      Shared Voting Power                 136,055(2)
Reporting Person
With:                   9.      Sole Dispositive Power            1,150,733(1)

                        10.     Shared Dispositive Power            136,055(2)

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  1,286,788(3)

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [ ]

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13.      Percent of Class Represented by Amount in Row (11)            24.1%(4)

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14.      Type of Reporting Person (See Instructions)                       IN

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(1)      Mr. Gorman has sole voting and dispositive power with respect to (i)
         1,500 shares held directly by him and (ii) 1,149,233 shares held in Mr. Gorman's 401(k) account.

(2) Mr. Gorman shares voting or dispositive power over (i) 55 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (ii) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, (iii) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, is the custodian.

(3)      Mr. Gorman beneficially owns (i) 1,500 shares held directly by him,
         (ii) 1,149,233 shares held in Mr. Gorman's 401(k) account, (iii) 55 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, (v) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (vi) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome
         S. Gorman, is the custodian.

(4) Assumes a total of 5,342,043 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending March 31, 2002.

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PRELIMINARY NOTE:

         The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 20, 2001, as amended by the Schedule 13D/A filed with the SEC on February 20, 2002, the Schedule 13D/A filed with the SEC on March 12, 2002, the Schedule 13D/A filed with the SEC on March 19, 2002 and the Schedule 13D/A filed with the SEC on April 3, 2002 (collectively, the "Original Schedule 13D"), on behalf of John Joseph Gorman ("Mr. Gorman") in connection with the common stock, par value $.20 per share (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"), is hereby amended pursuant to 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), to report a recent purchase by Mr. Gorman of 145,133 shares of Common Stock of the Issuer from Tejas Securities Group, Inc. at a purchase price of $.75 per share, or an aggregate of $108,850. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13D.

Item 5 is hereby amended in its entirety to read as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

John Joseph Gorman:

         (a)      Amount beneficially owned:                                                   1,286,788*

                  Percentage of class:                                                              24.1%

         (b)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:                              1,150,733*

                  (ii)  shared power to vote or to direct the vote:                              136,055*

                  (iii) sole power to dispose or direct the disposition of:                    1,150,733*

                  (iv)  shares power to dispose or direct the disposition of:                    136,055*

* Mr. Gorman beneficially owns 1,286,788 shares of common stock of Firstmark Corp., approximately 24.1% of the common stock of Firstmark Corp. outstanding, consisting of (i) 1,500 shares held directly by Mr. Gorman, (ii) 1,149,233 shares held in Mr. Gorman's 401(k) account,
         (iii) 55 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, (v) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (vi) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome
         S. Gorman, serves as custodian with the sole power to vote, direct the vote, dispose or direct the disposition of such shares.



                                   Page 3 of 4
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 10, 2002                           /s/ John Joseph Gorman
                                               ---------------------------------
                                               John Joseph Gorman



                                  Page 4 of 4